# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Catheter Precision, Inc., CIK 0001716621
CUSIP: 74933X609
Title of class of securities: Common Stock, $0.0001 Par Value
Address of issuer's principal executive offices: 1670 HIGHWAY 160 WEST, 1670 HIGHWAY 160 WEST, FORT MILL, South Carolina (SC), 29708
Date of event which requires filing of this statement: 01/29/2025
Amends the filing with accession number 0001654954-23-003732
Filed by CIK 0001279803
Persons authorized to receive notices and communications: B. Joseph Alley, Jr., Arnall Golden Gregory LLP, 171 17th Street NW, Suite 2100, Atlanta, Georgia (GA), 30363, (404) 473-8500

## Reporting persons
- JENKINS DAVID A (CIK 0001279803): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 122,986; shared voting power 71,196; sole dispositive power 122,986; shared dispositive power 71,196; aggregate amount beneficially owned 194,182 (2.1% of the class); the aggregate amount excludes certain shares
  Comment: * Sole voting and dispositive power shares include 90,000 shares subject to currently exercisable options. Does not include 360,000 shares that are subject to options that are not exercisable within the next sixty days.
  
  ** Shared voting and dispositive power shares include (i) 226 shares held by a charitable remainder unitrust of which Mr. Jenkins' wife is the trustee; and (ii) 70,970 shares held by a partnership of which Mr. Jenkins is the manager member of the managing partner. Excludes 23,532 shares beneficially owned by certain adult immediate family members of Mr. Jenkins. Does not include 676,360 shares beneficially owned by the Jenkins Family Charitable Institute (the "Institute"), the trustee of which is Mr. Jenkins' adult daughter, or 873,866 shares subject to outstanding warrants held by the Institute that are not currently exercisable due to beneficial ownership blockers. Does not include 8171.57 shares of Series X Preferred Stock held by Mr. Jenkins and his affiliates and associates which are convertible into 817,157 shares of common stock but which are subject to certain beneficial ownership blockers and which may not currently be converted. Also does not include 1,067.715 shares of Series X Preferred Stock beneficially owned, in the aggregate, by certain adult immediate family members of Mr. Jenkins and which are convertible into 106,771 shares of common stock, but which are subject to certain beneficial ownership blockers and which may not currently be converted. Also does not include exercisable options to purchase 24,416 shares of common stock and unvested options to purchase 42,500 shares of common stock held by Missiaen Huck, the non-executive chief operating officer of Catheter and Mr. Jenkins' adult daughter, and 150,000 shares subject to currently exercisable Series J Warrants held by Casey A. Jenkins, Mr. Jenkins' adult daughter.
- FatBoy Capital, L.P. (CIK 0001416904): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 70,970; shared voting power 0; sole dispositive power 70,970; shared dispositive power 0; aggregate amount beneficially owned 70,970 (0.1% of the class)
- SeaCap Management LLC: type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 70,970; sole dispositive power 0; shared dispositive power 70,970; aggregate amount beneficially owned 70,970 (0.1% of the class)
  Comment: * Includes 70,970 shares of Company Common Stock held by Fatboy Capital, L.P., a Delaware limited partnership. SeaCap Management LLC is the general partner of Fatboy Capital, L.P.
- Linda Jenkins Charitable Remainder Trust: type of reporting person: other (OO); citizenship or place of organization: Louisiana (LA); member of a group; source of funds: other (OO); sole voting power 226; shared voting power 0; sole dispositive power 226; shared dispositive power 0; aggregate amount beneficially owned 226 (0% of the class)
- Dalin Class Trust: type of reporting person: other (OO); citizenship or place of organization: Louisiana (LA); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 70,970; sole dispositive power 0; shared dispositive power 70,970; aggregate amount beneficially owned 70,970 (0.1% of the class)
  Comment: * Includes 70,970 shares of Company Common Stock held by Fatboy Capital, L.P., a Delaware limited partnership. Dalin Class Trust is a general partner of Fatboy Capital, L.P.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 Par Value
Name of issuer: Catheter Precision, Inc.
Address of issuer's principal executive offices: 1670 HIGHWAY 160 WEST, 1670 HIGHWAY 160 WEST, FORT MILL, South Carolina (SC), 29708
Comment:
This Amendment No. 2 to Schedule 13D relates to the common stock, $0.0001 par value per share (the "Common Stock"), of Catheter Precision, Inc., a Delaware corporation (the "Company"). The original Schedule 13D was filed on March 29, 2023 and amended on January 16, 2024. (as amended, the "Initial Schedule 13D"). The Initial Schedule 13D is incorporated by reference herein. The principal executive office of the Company is located at:

1670 Highway 160 West
Suite 205
Fort Mill, SC 29708

## Item 2. Identity and Background
Name of person filing:
1. David Jenkins is a reporting person filing this statement.

2. Fatboy Capital, L.P. is a reporting person filing this statement. It is a Delaware limited partnership, and its principal business address is 9611 North US Hwy 1, Box 390, Sebastian FL 32958. Its principal business is to serve as a private investment holding company.

3. The Linda Jenkins Charitable Remainder Trust is a reporting person filing this statement. It is a Louisiana charitable remainder trust, and its principal business address is PO Box 682838, Park City UT 84068-2838. Its principal business is to serve as a charitable trust and to facilitate estate planning.

4. SeaCap Management LLC is a reporting person filing this statement. It is a Wyoming limited liability company, and its principal business address is 9611 North US Hwy 1, Box 390, Sebastian FL 32958. Its principal business is to serve as a family investment manager.

5. Linda Jenkins is the trustee of the Linda Jenkins Charitable Remainder Trust., which is a reporting person filing this statement.

6. Dalin Class Trust is a person filing this statement. David Jenkins is the sole trustee of Dalin Class Trust. Its principal business address is 9611 North US Hwy 1, Box 390, Sebastian FL 32958. It is a family trust.
Residence or business address:
1. c/o of Catheter Precision, Inc., 1670 Highway 160 West, Suite 205, Fort Mill, SC 29708.

2. Fatboy Capital, L.P. is a reporting person filing this statement. It is a Delaware limited partnership, and its principal business address is 9611 North US Hwy 1, Box 390, Sebastian FL 32958. Its principal business is to serve as a private investment holding company.

3. The Linda Jenkins Charitable Remainder Trust is a reporting person filing this statement. It is a Louisiana charitable remainder trust, and its principal business address is PO Box 682838, Park City UT 84068-2838. Its principal business is to serve as a charitable trust and to facilitate estate planning.

4. SeaCap Management LLC is a reporting person filing this statement. It is a Wyoming limited liability company, and its principal business address is 9611 North US Hwy 1, Box 390, Sebastian FL 32958. Its principal business is to serve as a family investment manager.

5. PO Box 682838, Park City UT 84068-2838.

6. Dalin Class Trust is a person filing this statement. David Jenkins is the sole trustee of Dalin Class Trust. Its principal business address is 9611 North US Hwy 1, Box 390, Sebastian FL 32958. It is a family trust.
Present principal occupation or employment:
1. Executive Chairman of the Board and Chief Executive Officer of the Company, engaged in the design, manufacture and sale of new and innovative medical technologies focused in the field of cardiac electrophysiology, the business address of which is 1670 Highway 160 West, Suite 205, Fort Mill, SC 29708.

2. Fatboy Capital, L.P. is a reporting person filing this statement. It is a Delaware limited partnership, and its principal business address is 9611 North US Hwy 1, Box 390, Sebastian FL 32958. Its principal business is to serve as a private investment holding company.

3. The Linda Jenkins Charitable Remainder Trust is a reporting person filing this statement. It is a Louisiana charitable remainder trust, and its principal business address is PO Box 682838, Park City UT 84068-2838. Its principal business is to serve as a charitable trust and to facility estate planning.

4. SeaCap Management LLC is a reporting person filing this statement. It is a Wyoming limited liability company, and its principal business address is 9611 North US Hwy 1, Box 390, Sebastian FL 32958. Its principal business is to serve as a family investment manager.

5. Retired.

6. Dalin Class Trust is a person filing this statement. David Jenkins is the sole trustee of Dalin Class Trust. Its principal business address is 9611 North US Hwy 1, Box 390, Sebastian FL 32958. It is a family trust.
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: None.
Citizenship:
1. United States.

5. United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
See the Initial Schedule 13D for historical information.

Item 4 below is incorporated by reference herein. The source of funds for all proposed purchases described in Item 4 below is cash on hand or working capital. The amount of funds used will depend on the trading price and volume of Company common stock and the amount of shares ultimately purchased. None of the funds used to make any purchases are or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting Company common stock. On January 29, 2025, the Compensation Committee of the Board of Directors of the Company granted David Jenkins options to purchase an aggregate of up to 450,000 shares of Company common stock at an exercise price of $0.42 per share. The options have a term of ten years and vest according to the following schedule:

- 90,000 shares vested on January 29, 2025
- 120,000 shares vest on January 29, 2026
- 120,000 shares vest on January 29, 2027, and
- 120,000 shares vest on January 29, 2028.

Options granted to David Jenkins were in consideration of past services and to incentivize future performance.

## Item 4. Purpose of Transaction
Purpose of transaction:
See the Initial Schedule 13D for historical information.

All acquisitions described above are expected to be for investment purposes. The reporting persons and other persons listed in Item 2 may make additional open market or other purchases or sales or engage in estate planning or other transactions in Company common stock, from time to time.

Except as noted above and below in this Item 4, the reporting persons and the other persons listed in Item 2 have no present intent to take any action that would result in:

(a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary thereof;

(c) a sale or transfer of a material amount of assets of the Company or any subsidiary thereof;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company's business or corporate structure;

(g) any changes in the Company's charter, bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Jenkins exercises control over the Company to the extent that he is a director and executive officer of the Company, and may consider various transactions that are in the best interests of the Company from time to time, including transactions of the types described above, and the reporting persons and the other persons listed in Item 2 will continue to review their investment in the Company, and reserve the right to change their intentions with respect to any or all of such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See the cover pages to this Amendment.

Ms. Linda Jenkins beneficially owns 2,264 shares of Company common stock as a result of her position as the sole trustee of the Linda Jenkins Charitable Remainder Trust.
Number of shares as to which each person has sole or shared power to vote or dispose:
See the cover pages to this Amendment.

Ms. Linda Jenkins beneficially owns 2,264 shares of Company common stock as a result of her position as the sole trustee of the Linda Jenkins Charitable Remainder Trust.
Transactions in the class effected during the past sixty days: There were no transactions in Company common stock effected by the reporting persons or the other persons listed in Item 2 within 60 days of the date hereof. See the Initial Schedule 13D for historical information.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See the Initial Schedule 13D for historical information. The options granted to Mr. Jenkins on January 29, 2025 were granted under the Company's 2023 Equity Incentive Plan pursuant to an Incentive Stock Option Grant Agreement

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
10.1 2023 Equity Stock Incentive Plan (incorporated by reference to Annex C to the Company's definitive proxy statement filed with the Securities and Exchange Commission on November 11, 2024)
https://www.sec.gov/Archives/edgar/data/1716621/000165495424014876/rmed_def14a.htm
10.2 Incentive Stock Option Agreement dated January 29, 2025
99 Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).

See the Initial Schedule 13D for historical information.

## Signatures
- JENKINS DAVID A: /s/ David Jenkins, DAVID JENKINS (02/03/2025)
- FatBoy Capital, L.P.: /s/ David Jenkins, David Jenkins, Managing Member (02/03/2025)
- SeaCap Management LLC: /s/ David Jenkins, David Jenkins, Managing Member (02/03/2025)
- Linda Jenkins Charitable Remainder Trust: /s/ Linda Jenkins, Linda Jenkins, Trustee (02/03/2025)
- Dalin Class Trust: /s/ David Jenkins, David Jenkins, Trustee (02/03/2025)